

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
Mark Weinreb
Chief Executive Officer
BioRestorative Therapies, Inc.
555 Heritage Drive
Jupiter, Florida 33458

> **Re:** **BioRestorative Therapies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2012**
> **File No. 000-54402**

Dear Mr. Weinreb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement that approval of proposal no. 3 constitutes authorization for the Board to independently reduce the number of authorized shares of common stock in the same proportion as your potential reverse split. Please revise your proxy card to provide for a separate vote upon the authorization of a reduction in your authorized shares. Alternatively please tell us why this aspect of your proposal should not be unbundled from the authorization of your reverse split. Please note that your proxy statement must identify clearly and impartially each separate matter intended to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Fred Skolnik, Esq.
        Certilman Balin Adler & Hyman, LL